WINTON SERIES TRUST

APPROVAL OF JOINT FIDELITY BOND
AND AGREEMENT AMONG JOINTLY INSURED PARTIES

VOTED:
That the Trustees, including a majority of the Trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) (the “Independent Trustees”) of Winton Series Trust (the “Trust”), find that the participation in the Joint Fidelity Bond presented at this meeting is in the best interests of the Trust, and that the proper officers of the Trust be, and they hereby are, authorized to execute, with the advice of legal counsel to the Trust, such Joint Fidelity Bond on behalf of the Trust in the amount of $40 million per occurrence.

VOTED:
That the Trustees, including a majority of the Independent Trustees, find that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which the Trust pays no more than its pro rata share of the premium based on relative asset size and, in any event, the Trust would pay no more than the premium of an individual policy and no more than the share of the joint premium based on the relative premiums which would apply to individual policies obtained by the parties participating in the Joint Fidelity Bond.

VOTED:
That the proper officers of the Trust be, and they hereby are, authorized to execute and deliver an agreement, in substantially the form presented at this meeting, on behalf of the Trust regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-l(f) under the 1940 Act.

VOTED:	That the officers of the Trust are hereby directed to:

(1) File with the U.S. Securities and Exchange Commission (the “SEC”) within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond; (ii) a copy of each resolution of the Board of Trustees, including a majority of the Independent Trustees, approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust; (iii) a statement showing the amount the Trust would have provided or maintained had it not been named as an insured under a joint insured bond; (iv) a statement as to the period for which the premiums for such bond have been paid; (v) a copy of each agreement between the Trust and all other named insured entered into pursuant to Rule 17g-l(f) under the 1940 Act; and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

(2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trust; and

(4) Notify by registered mail each member of the Board of Trustees at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Trust at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.